SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 17)

Leucadia National Corporation
(Name of Issuer)
Common Shares, $1 par value	527288 5 10 4
(Title of class of securities)	(CUSIP number)

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

February 25, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

(Continued on following pages) (Page 1 of 7 pages)

CUSP No. 527288 5 10 4		13D

1		NAME OF REPORTING PERSON:	Ian M. Cumming
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	21,567,343
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	216,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	21,567,343
PERSON WITH	10	SHARED DISPOSITIVE POWER:	216,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	21,783,343
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: See Item 5.	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 527288 5 10 4		13D

1		NAME OF REPORTING PERSON:	Joseph S. Steinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	24,428,301
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	139,200
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	24,428,301
PERSON WITH	10	SHARED DISPOSITIVE POWER:	139,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	24,567,501
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1% %
14		TYPE OF REPORTING PERSON:	IN

This Statement constitutes Amendment No. 17 to the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the “Common Shares”), of Leucadia National Corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following at the end thereof:

The third paragraph of Item 5(a)-(b) hereof is incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a)-(b)            As of February 25, 2011, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

Ian M. Cumming is the beneficial owner of 21,567,343 Common Shares.  The 21,567,343 Common Shares represent approximately 8.8 % of the 244,331,345 Common Shares outstanding as of February 25, 2011, after giving effect to the issuance of an aggregate of 523,198 Common Shares upon the exercise of warrants described herein (the “Outstanding Shares”).  Mr. Cumming has sole dispositive power over such Common Shares.  Mr. Cumming may also be deemed to be the beneficial owner of an additional 216,000 Common Shares (less than .1%) beneficially owned by his wife.  The foregoing does not include: (i) an aggregate of 208,210 Common Shares (less than .1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership, and (ii) an aggregate of 101,666 Common Shares (less than .1%) that are beneficially owned by a nonprofit corporation, of which Mr. Cumming is a director and President and as to which Mr. Cumming disclaims beneficial ownership.

Joseph S. Steinberg is the beneficial owner of 24,428,301 Common Shares.  The 24,428,301 Common Shares represent approximately 10% of the Outstanding Shares.  Mr. Steinberg has sole dispositive power over such Common Shares.  Mr. Steinberg may also be deemed to be the beneficial owner of an additional 139,200 Common Shares (less than .1%) beneficially owned by his wife and daughter.

On February 25, 2011, each of Mr. Cumming and Mr. Steinberg exercised warrants to purchase 2,000,000 Common Shares at an exercise price of $28.515 per share, on a cashless exercise basis, pursuant to which each of Mr. Cumming and Mr. Steinberg received 261,599 Common Shares in exchange for the Company withholding 1,738,401 Common Shares under the warrant (determined using a “Per Share Value” of $32.806 as set forth in the warrant) and delivery of $16.80 in cash.  The warrants had been granted in March 2006, subject to shareholder approval, which was received in May 2006.  The warrants were scheduled by their terms to expire on March 5, 2011.   Also on February 25, 2011, each of Mr. Cumming and Mr. Steinberg sold the 261,599 Common Shares obtained upon exercise of the warrants in a private transaction at a per share sales price of $32.24.

Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.   Each of Mr. Cumming and Mr. Steinberg may, in the future, from time to time, acquire or dispose of additional Common Shares in private transactions, open market transactions or otherwise.  Except as discussed in this Amendment No. 17, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(c)            See Item 5 (a)-(b) above.  In addition, Mr. Cumming made a gift of 50 Common Shares on January 21, 2011.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2011

By:	/s/ Ian M. Cumming
Ian M. Cumming

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2011

By:	/s/ Laura E. Ulbrandt
Laura E. Ulbrandt, Attorney-in-Fact for Joseph S. Steinberg